DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com
Curtis L. Mo curtis.mo@dlapiper.com T 650.833.2015 F 650.687.1170

November 16, 2016

Via EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	J. Nolan McWilliams

Tonya K. Aldave

Re:	ADOMANI, Inc.

Draft Offering Statement on Form 1-A

Submitted October 6, 2016

CIK No. 0001563568

Ladies and Gentlemen:

On behalf of our client, ADOMANI, Inc., a Florida corporation (the “Company”), this letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated November 2, 2016 (the “Letter”) in connection with the above-referenced draft offering statement on Form 1-A (the “Offering Statement”), confidentially submitted by the Company to the Commission on October 6, 2016. The Company is concurrently filing an Amendment No. 1 to Offering Statement (“Amendment No. 1”), containing revised offering materials that incorporate the Company’s responses to the Staff’s comments.

Set forth below are the Staff’s comments followed by the Company’s responses. The numbered responses set forth below correspond to the numbered comments in the Letter. Capitalized terms used in this letter and not otherwise defined have the meanings given to them in the Offering Statement.

Offering Circular cover page

1.	Please clarify whether the release of funds from escrow is contingent on satisfaction of NASDAQ listing conditions. We note in this regard your disclosure in the second paragraph on page 41.

Company’s Response

The Company acknowledges the Staff’s comment. On the cover page to Amendment No. 1, the Company has clarified that the release of funds from escrow is contingent upon (a) satisfaction of NASDAQ listing conditions or (b) in the event the minimum qualifications to list on NASDAQ are not met, quotation on the OTCQX over-the-counter market operated by OTC Markets Group Inc.

2.	You state that if you fail to meet NASDAQ minimum listing requirements you will seek quotation on the OTCQX. To the extent offering proceeds will not be released from escrow until you satisfy NASDAQ listing conditions, please explain how the offering will close if this contingency has not occurred and how this scenario is consistent with Exchange Act Rule 15c2-4.

November 16, 2016

Page Two

Company’s Response

The Company acknowledges the Staff’s comment. The Company has revised the Offering Statement to make clear that the offering will close and proceeds will be released to the Company from escrow upon (a) satisfaction of the minimum NASDAQ listing requirements or (b) quotation on the OTCQX. This scenario is consistent with Exchange Act Rule 15c2-4 because funds received by investors will be placed into an escrow account and released to the Company only in the event the offering closes and will be returned to the investors in the event the offering does not close.

Underwriting, page 41

3.	We note your disclosure in this section relating to “underwriter warrants.” Please clarify whether these warrants and common stock issuable upon exercise will be restricted securities because it does not appear that you are seeking to qualify warrants or common stock issuable upon exercise of these warrants in this draft offering statement.

Company’s Response

The Company acknowledges the Staff’s comment. The Company has revised the Offering Statement to seek to qualify the warrants and common stock issuable upon exercise of the warrants pursuant to Amendment No. 1.

Use of Proceeds, page 44

4.	We also note your disclosure on page 75 that you “may repay [your] secured promissory notes from the Offering.” Please revise this section to include this category of the use of proceeds and disclose the interest rate and maturity date of the notes.

Company’s Response

The Company acknowledges the Staff’s comment. The Company has revised the Use of Proceeds section to include a category relating to the secured promissory notes and has disclosed the interest rate and maturity date of the notes.

Plan of Operations, page 75

5.	Please include a detailed plan of operations for the next twelve months. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding.

November 16, 2016

Page Three

Company’s Response

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that reference is made to the Company’s disclosure of its business plan under the section titled “Our Strategy” under Description of Business. The Company has revised the Offering Statement to cross reference this section pursuant to Amendment No. 1.

6.	Please discuss the reasonable basis for your projected revenue, gross profit, and net income, including from operations in China.

Company’s Response

The Company acknowledges the Staff’s comment. The Company has revised the Plan of Operations section under Management’s Discussion and Analysis of Financial Condition and Results of Operations to include information regarding its anticipated sale of new vehicles and conversions in the United States and China and the receipt of government credits to fund its business plan, as more fully described in Amendment No. 1.

Certain Relationships and Related Party Transactions, page 89

7.	Please disclose the basis on which Acaccia Family Trust is a related person.

Company’s Response

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that the Accacia Family Trust is a related person because Dennis R. DiRicco, a greater than ten percent shareholder in the Company, is the sole trustee.

Part III

Index to Exhibits, II-1

8.	Please file the following agreements as exhibits to your offering statement or tell us why you believe the respective agreement is not material to you:

•	licensing agreement with Silicon Turbines Systems, Inc. on page F-14;

•	contract with Redwood Group International Limited on page F-15;

•	contract with Monarch Bay Services, LLC on page F-15; and

•	contract with TriplePoint, LLC on page F-16.

November 16, 2016

Page Four

Company’s Response

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that it has submitted the Patent License – Use and Manufacturing Agreement with Silicon Turbine Systems, Inc., Consulting Agreement with Redwood Group International Limited, agreement with Monarch Bay Securities, LLC and Consulting Services Agreement with TriplePoint, LLC as exhibits 6.9, 6.10, 6.11 and 6.12, respectively, to Amendment No. 1.

EX1A-11

9.	Please revise your independent auditor’s consent to:

•	provide the date of the Independent Registered Public Accounting Firm’s consent;

•	include the actual periods covered by the Independent Registered Public Accounting Firm’s audit report. Specifically, the periods should be corrected to refer to December 31, 2015 and 2014, rather than December 31, 2016 and 2015; and

•	refer to the correct dates of the report and include all notes dated differently from the original report date. Specifically, we note the two note exceptions described in the Independent Registered Public Accounting Firm’s report are as of October 5, 2016; however, your current consent reflects only Note 5 and refers to it as being dated September 16, 2016. Please fix these inconsistencies.

Company’s Response

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that the independent auditor’s consent included in the Offering Statement as Exhibit 11.1 was dated as of August 17, 2016, included the actual periods (i.e., December 31, 2015 and 2014) covered by the Independent Registered Public Accounting Firm’s audit report and referred to Note 5 as being dated October 5, 2016. The Company believes the independent auditor’s consent complied with the Staff’s comment and the Company has not revised the consent.

Very truly yours, DLA Piper LLP (US)

/s/ Curtis L. Mo
Curtis L. Mo Partner

CLM